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NAKED REVIVAL

Problem Solution Market Invest Now

YOUR WELLNESS, YOUR WAY.

Make your own Rules. Set your own Routine with Naked Revival.

Built on a foundation of lifestyle routines, Naked Revival is cutting through the noise to change how consumers approach wellness; inspiring them rewrite the rules to achieve their potential.

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$0.25/share Share Price	$0.18/Share Effective Discounted Price	$350 Min. Investment	$10K Min. Offering Size	$350K Max Offering Size

Company Highlights



Experienced Founder

Founded by Joel Primus, an entrepreneur with a track record of success building a luxury brand, including a NASDAQ listing and over $17M raised.



$1.8T Consumer Market

Tapping into the $1.8 trillion consumer wellness market[1] with an approach designed to cut through the noise and connect with consumers.



Routine Centric Design

Owning the entire wellness routine with a curated assortment of products, and resources all meticulously tailored to consumers lifestyles.

Bonus Shares

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Bonus Rate	Start Date	End Date	Price Per Share	Effective Discounted Price
39%	May 1st 2024	May 22nd 2024	$0.25	$0.18
20%	May 23rd 2024	June 12th 2024	$0.25	$0.21
10%	June 13th 2024	July 3rd 2024	$0.25	$0.23
5%	July 4th 2024	July 24th 2024	$0.25	$0.24
0%	July 25th 2024	Close of offering	$0.25	$0.25

THE OPPORTUNITY

A world focused on wellness.

Today, living healthy is no longer a nice to have - it's a must.

The result: a wellness industry that continues to experience growth, driven by an increased number of individuals prioritizing self-care and holistic well-being.



Mass-Market Wellness Prioritization = Meaningful Market Opportunity.



$1.8 trillion

Global Consumer Wellness Market[1]



$5,300 a year

Avg. U.S. Consumer Wellness Spend[2]



7x Wellness Spending:

Global Consumer Healthcare Spending[2]

With people actively exploring novel wellness solutions…

500M Total Views

Viral TikTok #coldplunge trend (Jan '24)[3]

900% Biohacking Surge

in Google searches for "biohacking" recorded (Feb '24)[4]

21.5% CAGR

Expected longevity & anti-aging market growth ('24-'30)[5]



(1) McKinsey Report (2024). (2) Global Wellness Institute (2024). (3) Forbes (2024). (4) Gulf News (2024). (5) GrandView Research (2024).

Paralysis of Choice.

In a market flooded with options, experts, and ever-changing trends, creating an effective wellness routine is overwhelming. From conflicting advice to endless choices, it's hard to navigate the noise.

As of February 2024, there are over 220,000 Health & Fitness podcasts providing "insights & suggestions".[6]

Today there are more than 350,000 health and fitness apps on major app stores, compared to only ~6K in 2010.[7,8]

50,000 Instagram fitness influencers that regularly post with "guidance" for the masses.[9]

30 years ago, there were around 4,000 supplements for sale on the U.S. market. Today, there are more than 95,000.[10]

The Outcome

Companies that solve this issue and connect with the consumer on a deeper level have growth potential in a market with tailwinds.

But just as no two people are exactly alike, no two wellness journeys are the same. Yet "wellness" recommendations are always offered for the masses.... At the expense of the consumer.

In the U.S. alone, they can tap into market where consumers spend over $5,300 on "wellness" annually[(2)].

(6) Exploding Topics (2024). (7) Nature (2023). (8) National Library of Medicine (2014). (9) Glossy (2024). (10) New York Times (2023).

THE SOLUTION

Your Wellness, Your Way.

At Naked Revival, we understand the challenges of optimizing a wellness journey, which is why we developed a novel, holistic approach to simplify the process.

Starting first with lifestyle, allowing us to connect on a deeper level with the preferences and needs of different consumers.



Choose Your Warrior Lifestyle
Urban Warrior Routine
Coastal Warrior Routine
Nomad Warrior Routine
Country Warrior Routine

Tailored Routines

Customers shop our curated and high quality products by routine and goals optimizing their shopping experience

Consumer Connection

Offering high-level breakdowns of the routines in relation to target demographics' lifestyle and wellness goals



Choose Your Warrior Lifestyle
Urban Warrior Routine
Coastal Warrior Routine
Nomad Warrior Routine
Country Warrior Routine


Set Your Wellness Goal
Curate your optimal routine
You're an Urban Warrior and thrive in a fast-paced city environment, constantly adapting to things that come your way. You seek balance amidst the chaos and look for products, tools, and resources that support your wellness goals and seamlessly integrate into your busy lifestyle.
Physical
Urban Routine
Spiritual
Urban Routine
Emotional
Urban Routine
Intellectual
Urban Routine

Goal Oriented

At the final stage, after selecting the lifestyle routine that fits, the consumer can refine by wellness goals

---

Our Approach

Whether you're an Urbanite seeking balance in the chaos of city life, or a Coastal wanting to connect with nature, or a free-spirited nomad exploring the world, we're here to offer a path that's right for you.

Our 'Naked' approach also serves as a guiding philosophy; stripping away the unnecessary, the extraneous, the artificial.

We offer thoughtfully curated products, resources, and experiences, each meticulously tailored to individual needs and preferences and designed to nourish the mind, body, and soul.



Targeting & Appealing to Individual Demographics






HOW WE DO IT

Reaching various customers in the $1.8T Wellness Market[1] with tailored routine bundles.

From luxury underwear and apparel to clean skincare products to mind and body powering supplements to podcasts and services, Naked Revival plans to curate solutions that cover all of the pillars of a quality wellness routine.

All with the goal of improving physical performance, boosting creativity, and ultimately unlocking your full potential.

From the highest quality supplements to luxury apparel to clean skincare essentials, each item will be selected to cut through the noise and help customers elevate their own daily routine and guide them on a path to a better self.

ΛƧ NAKED REVIVAL

We strive to make it easier for individuals to achieve their wellness goals, and ultimately lead happier, free, and more fulfilled lives.

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Meet Joel Primus

Joel's experimentation with wellness routines was driven by need. As a formidable long-distance runner, he had a rigorous training regime that was complemented by resistance training, yoga, cold therapy and contrast showers, along with a focus on nutrition and supplementation.



His resume includes winning provincial championships, earning a full-ride scholarship to High Point University in North Carolina, representing Canada at the World Youth Games 2003, and selection to Canada's world junior cross team in 2004.[11]

After suffering a career ending injury, Joel went on a trip to Peru, where he discovered the incredible softness of pima cotton underwear and became inspired to make underwear so comfortable you can't feel them when they are on. From this point, Joel started his entrepreneurial journey and founded Naked Underwear, with the very first pair sewn by a friend on their dining room table.

From a fateful appearance on Dragon's Den, to a NASDAQ listing and over $17 million raised, Naked Underwear established itself as a real brand, with retail distribution at Holt Renfrew, Nordstrom, Hudson's Bay, and Bloomingdales and even saw the underwear worn by many different celebrities and brand ambassadors.

Naked Underwear then completed a merger with Australian-based industry powerhouse, Bendon Lingerie, where Joel exited in 2018.

Throughout this time he was one of the inaugural BC Business Top 30 under 30 Entrepreneurs in 2014 and became an author, strategic advisor and award winning documentary filmmaker.

Today, Naked Revival embodies Joel's ethos. We're stripping back the complexities of health and fitness to inspire everyone to define their own wellness journey.

Read More Read Less

The Naked Revival advantage.

Through aligning product offerings with lifestyles and partnering with wellness experts such as doctors, naturopaths, and wellness coaches, Naked Revival plans to cultivate a personalized connection with its community.

This deep engagement is designed to enhance customer loyalty and create lasting brand advocacy, where we can position ourselves as thought-leaders in a growing market that is becoming noisier by the day.







Portfolio built through Strategic Partnerships

We plan to partner with like-minded brands that have high-quality wellness products to build out a complete portfolio of wellness lifestyles and journeys.

A One-Stop Wellness Shop for all lifestyles

We plan to cut through the noise and offer consumers a thoughtful and streamlined path toward their wellness journey, all with a single purchase.

Creating Consumer Confidence

Consumers can see through the BS. By offering a personalized and curated wellness routine - including products from other brands, we expect consumers to feel confident we are offering an authentic and effective wellness solution.

The Result



Cost-Efficient

Through partnerships, we expect to reduce overhead costs, experiment with product assortments in a low-risk manner, and grow our network through cross-marketing. All while offering better solutions to customers.



Higher AOV

By offering a complete wellness solution - we have the potential to increase the average order value for each customer, driving operational efficiencies and more incentives for consumers to purchase.



Higher LTV

This will allow us to build a deep connection with consumers on their wellness journey, we expect to see higher lifetime value from each customer as they come back to expand on their wellness journey.

MARKET OUTLOOK

Naked Revival's Market Opportunity

In today's wellness landscape, consumers are moving beyond merely trying trends to actively seeking starting points. We believe Naked Revival emerges as the starting point in this shift.

We are aiming to redefine the $1.8T consumer wellness industry[1] driven by 82% of U.S. consumers[12] who now place wellness at the top of their priorities.

Launching first in the U.S. with our sights set on the $450 Billion U.S. market[12] in which consumers invest over $5,300[2] in wellness annually.

(11) Assorted Joel Primus Backup Documents.   (12) McKinsey Report (2024).

STARTING WITH

$39 billion

Men's Underwear Market (2023)[13]

BEFORE MOVING TO

$16 billion

Men's Skincare Market (2023)[14]

FOLLOWED BY

$164 billion

Supplements Market (2023)[15]

ROUNDING OUT WITH

$14 billion

Health & Wellness Market (2024)[16]

(13) Future Markets Insight (2025).
(14) Precedence Research (2023). (15) GrandView Research (2023). (16) Statista (2024).

Naked Revival will be starting where it all began - with underwear - before rapidly expanding our assortment of products and services to offer thoughtfully curated wellness routines.

Crafted from fabric imported from Italy and Japan and manufactured in Canada. From bespoke packaging to sophisticated design elements, Naked Revival plans to bring to market a portfolio of luxury underwear and apparel for Men.

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Investment Opportunity & Perks

We invite investors to join Naked Revival by investing in our Regulation Crowdfunding offering.

We are currently selling shares at $0.25/share, with a minimum investment of $350. We encourage investors to review our Business Plan, Use of Proceeds and the related Risk Disclosures in our Form C offering statement (**LINK**).

In addition to time-based bonus shares, certain investors in this offering are eligible to receive perks based on investment amount, as outlined below:

Product Related Perks:

The first 100 people who invest $1,000 or more will get a free pair* of Naked Revival underwear; and The first 25 people who invest $5,000 or more will get a free 6-pack* of Naked Revival underwear.



$1,000 Investment - Bronze:

Access to exclusive content and discounts; and

Early access to new product launches to ensure you never miss out on what's new with luxury.

$5,000 Investment - Silver:

All Bronze level perks;

A signed copy of Joel Primus' book, Getting Naked; and

Limited Edition Naked Revival product kit.

$10,000 Investment - Gold:

All Silver level perks;

Invitation to participate in product development and routine curation roundtables, including additional select free product; and

Invitation and VIP access to Naked Revival product launch events.

$25,000 Investment - Wellness Warrior:

All Gold level perks;

VIP access to Naked Revival investor events; and

Exclusive roundtable discussions with Naked Revival leadership.

NAKED REVIVAL